UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of October 2009
Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization of registrant)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
Ex-99.1 Announcement of the Acquiror dated October 12, 2009
Ex-99.2 CRPS Offer Letter

Other Events
On October 12, 2009 in Singapore, in connection with the previously announced proposed acquisition of Chartered Semiconductor Manufacturing Ltd. (the “Company”) by ATIC International Investment Company LLC (the “Acquiror”), by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore, the Acquiror announced that it has made an offer (“Preference Share Offer”) to holders (the “Preference Share Holders”) of the convertible redeemable preference shares in the capital of the Company (the “CRPS”) to purchase all the CRPS held by the Preference Share Holders on the terms set out in the Acquiror’s offer letter dated October 12, 2009 (“CRPS Offer Letter”) attached to the Acquiror’s announcement. Attached as an appendix to the CRPS Offer Letter is a letter dated October 12, 2009 issued by the Company (the “Company’s Letter”) to Preference Share Holders in connection with the Preference Share Offer (which contains the recommendation of the independent directors of the Company on the Preference Share Offer and also appends thereto a letter dated October 12, 2009 issued by Deutsche Bank, AG Singapore Branch, as an independent financial advisor (the “IFA’s Letter on the Preference Share Offer”), to the independent directors of the Company in relation to the Preference Share Offer).
The announcement of the Acquiror dated October 12, 2009 and the CRPS Offer Letter (including the Company’s Letter and the IFA’s Letter on the Preference Share Offer) are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.
Exhibits
99.1	Announcement of the Acquiror dated October 12, 2009

99.2	CRPS Offer Letter

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 13, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBITS INDEX
Exhibits
99.1	Announcement of the Acquiror dated October 12, 2009

99.2	CRPS Offer Letter